# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Janus International Group, Inc., CIK 0001839839
CUSIP: 47103N106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 135 Janus International Blvd., Temple, Georgia (GA), 30179
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-000708
Filed by CIK 0000024386

## Reporting persons
- Cooke & Bieler L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 4,863,180; sole dispositive power 0; shared dispositive power 5,099,757; aggregate amount beneficially owned 5,099,757 (3.7% of the class)

## Item 1. Issuer
Name of issuer: Janus International Group, Inc.
Address of issuer's principal executive offices: 135 Janus International Blvd. Temple GA 30179

## Item 2. Person Filing
Name of person filing: Cooke & Bieler L.P.
Address of principal business office or, if none, residence:
Two Commerce Square

2001 Market Street, Suite 4000

Philadelphia, PA 19103
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,099,757
Percent of class: 3.7%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,863,180
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,099,757

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Cooke & Bieler L.P.: Linda N. Perna, Chief Compliance Officer (08/05/2026)